Consent of Independent Registered Public Accounting Firm
The Board of Directors
Ballard Power Systems Inc.
We consent to the use of:
•our report dated March 11, 2026, on the consolidated financial statements of Ballard Power Systems Inc. (the “Corporation”), which comprise the consolidated statements of financial position as at December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive income (loss), changes in equity and cash flows for each of the years then ended, and the related notes (collectively the “consolidated financial statements”), and
•our report dated March 11, 2026 on the effectiveness of internal control over financial reporting as of December 31, 2025, each of which is included in the Annual Report on Form 40-F of the Corporation for the year ended December 31, 2025.
We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-271785) on Form S-8 and Registration Statement (No. 333-287958) on Form F-10 of the Corporation.

//s// KPMG LLP
Chartered Professional Accountants

March 11, 2026
Vancouver, Canada